Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Filer: Osprey Technology Acquisition Corp.

Commission File No.: 001-39113

Subject Company: Osprey Technology Acquisition Corp.

This filing relates to the proposed merger involving Osprey Technology Acquisition Corp. (“Osprey”) and BlackSky Holdings, Inc. (“BlackSky”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 17, 2021, by and among Osprey, Osprey Technology Merger Sub, Inc. and BlackSky.

The following notice was mailed to BlackSky option holders on August 24, 2021:

BLACKSKY HOLDINGS, INC.

Notice to Company Option Holders (“Notice”)

August 24, 2021

Dear Company Option Holder:

As you may know, on February 17, 2021, BlackSky Holdings, Inc., a Delaware corporation (“BlackSky” or the “Company”), entered into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement,” and the transactions contemplated therein, the “Merger”) with Osprey Technology Acquisition Corp. (“Parent”) and Osprey Technology Merger Sub, Inc., pursuant to which, and subject to the terms and conditions of the Merger Agreement, BlackSky will become a wholly owned subsidiary of Parent (the “Surviving Corporation”). The date that the Merger actually closes (the “Closing”) is referred to in this Notice as the “Closing Date,” and the time that the Merger becomes effective generally is referred to as the “Effective Time.” The Closing Date currently is expected to occur shortly after Osprey’s shareholder meeting on September 8, 2021.

The purpose of this Notice is to alert you of an upcoming temporary administrative suspension of the exercise of outstanding awards of BlackSky stock options (“Company Options”) granted under the Spaceflight, Inc. Amended and Restated 2011 Equity Incentive Plan (the “2011 Plan”) or the BlackSky Holdings, Inc. 2014 Equity Incentive Plan (the “2014 Plan,” and together with the 2011 Plan, the “Equity Plans”).

The treatment of Company Options in connection with the Merger is subject to the applicable terms of the Equity Plans and the Merger Agreement and is contingent on the Closing of the Merger. If there is any conflict between the description below and the terms of the Equity Plans and Merger Agreement, then the terms of the Equity Plans and Merger Agreement will control.

Temporary Suspension of Option Exercises

In connection with the Closing of the Merger, BlackSky will implement an administrative blackout period, during which time the exercise of any Company Options (prior to the Effective Time) and Assumed Options (on and after the Effective Time)1 temporarily will be suspended. The blackout period will begin at 5 p.m. EST on August 30, 2021, and will remain in effect through a date following the Closing of the Merger when the Parent Shares are registered on an SEC Form S-8 registration statement or such other date as otherwise determined by the Equity Plan Administrator.

If you desire to exercise your Company Options prior to implementation of the administrative blackout, you must do each of the following by 5 p.m. EST on August 30, 2021:

•	Complete the exercise paperwork attached to your Company Options and return it to StockOptions@BlackSky.com; and

•	Wire exercise funds.

[1]

“Assumed Options” are defined as, at the Effective Time, any portion of your award of Company Options that is outstanding and unexercised immediately prior to the Effective Time, which will be assumed by Parent and converted into an option award to purchase shares of Class A common stock of Parent.

•	Funds must be received by 5 p.m. EST on August 30.

•	To receive wire instructions, email StockOptions@BlackSky.com.

•

Checks will be considered on an emergency basis, but must be physically received at BlackSky’s Herndon address by 5 p.m. on August 30, 2021: BlackSky Holdings, Inc., Attn: Katie Keane, 13241 Woodland Park Road, Suite 300, Herndon, VA 20171.

This administrative blackout for the exercise of Company Options is expected to be lifted approximately sixty (60) days after the Closing of the Merger. This option suspension is intended to facilitate the Closing of the Merger as well as to prevent potential securities compliance issues that could interfere with the Merger. You are not required to exercise your Company Options. However, if for any reason you wish to exercise any of your exercisable Company Options before the Merger is completed, you are urged to do so prior to the start of the blackout period.

Please remember that neither BlackSky nor any of its representatives is or may offer tax planning or tax advice to you regarding the impact of exercising Company Options. You should consult your own tax adviser regarding your unique situation.

Nothing in this Notice extends, revives, or otherwise lengthens the time within which you must exercise your Company Options due to their expiration or if you have left the Company or otherwise cease to be a Company Service Provider (as defined in the Equity Plans).

In addition, any sales of Parent Shares2 will be subject to Parent’s insider trading policies. Even if the trading window is open, you should not engage in transactions on the open market relating to Parent’s securities while you are in possession of any material, non-public information of Parent.

* * *

Please note that if the Merger is not completed for any reason, your Company Options will continue in accordance with their present terms and will not be converted into awards covering Parent Shares.

If you have any questions regarding your Company Options, please contact our Stock Administration department at StockOptions@blacksky.com.

[2]	“Parent Shares” are defined as shares of Parent’s Class A Common Stock.

About BlackSky Holdings, Inc.

BlackSky is a leading provider of real-time geospatial intelligence. BlackSky monitors activities and facilities worldwide by harnessing the world’s emerging sensor networks and leveraging its own satellite constellation. BlackSky processes millions of data elements daily from its constellation as well as a variety of space, IoT, and terrestrial-based sensors and data feeds. BlackSky’s on-demand constellation of satellites can image a location multiple times throughout the day. BlackSky monitors for pattern-of-life anomalies to produce alerts and enhance situational awareness. BlackSky’s monitoring service, Spectra AI, is powered by cutting-edge compute techniques including machine learning, artificial intelligence, computer vision, and natural language processing. BlackSky’s global monitoring solution is available via a simple subscription and requires no IT infrastructure or setup. On February 17, 2021, BlackSky entered into a definitive agreement for a business combination (the “Merger Agreement”) with Osprey Technology Acquisition Corp. (“Osprey”) (NYSE: SFTW) that would result in BlackSky becoming a publicly listed company. For more information visit www.blacksky.com.

Media Contact

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Mobile: 206-979-4696

About Osprey

Osprey is a special purpose acquisition company, or SPAC, that was established as a collaboration between investment firms HEPCO Capital Management, led by Jonathan and Edward Cohen, and JANA Partners, led by Barry Rosenstein and with its SPAC initiative led by JANA Partner David DiDomenico, who serves as Osprey’s CEO, President, and Director. Osprey was formed to consummate a transaction with one or more transformative companies that have developed innovative software delivery platforms. For more information visit www.osprey-technology.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Osprey and BlackSky. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities, (ii) the risk that the transactions may not be completed by Osprey’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Osprey, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement by the stockholders of Osprey, the satisfaction of the minimum trust account amount following redemptions by Osprey’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on BlackSky’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of BlackSky, (ix) the outcome of any legal proceedings that may be instituted against BlackSky or against the Osprey related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Osprey’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which BlackSky operates, variations in operating performance across competitors, changes in laws and regulations affecting BlackSky’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities (xiii) the performance of our third-party service providers, including our satellite manufacturer and launch providers, (xiv) risks related to delays or cancellations from current or expected customers, (xv) the risk that redemptions by Osprey’s public stockholders may require the combined company to seek additional equity and/or debt financing to fund its business plan, and (xvi) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Osprey’s registration on Form S-1 (File No. 333-234180), the registration statement on Form S-4 discussed below and other documents filed by Osprey from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Osprey and BlackSky assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Osprey nor BlackSky gives any assurance that either Osprey or BlackSky, or the combined company, will achieve its expectations.

In addition to as noted above, this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may relate to, but are not limited to, Palantir’s expectations regarding the partnership and the contract, as well as the expected benefits of Palantir’s software platforms. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Forward-looking statements are based on information available at the time those statements are made and were based on current expectations as well as the beliefs and assumptions of Palantir’s management as of that time with respect to future events. Additional information regarding these and other risks and uncertainties is included in the filings Palantir makes with the Securities and Exchange Commission from time to time. Except as required by law, Palantir does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise.

Additional Information and Where to Find It

This document relates to the proposed transactions between Osprey and BlackSky. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On May 13, 2021, Osprey filed a registration statement on Form S-4 with the SEC, as amended on June 25,

2021, July 14, 2021, and August 2, 2021, which included a document that serves as a prospectus and proxy statement of Osprey, referred to as a proxy statement/prospectus. In connection with the proposed business combination, on August 11, 2021, Osprey filed with the SEC a definitive proxy statement/prospectus. Osprey commenced mailing the definitive proxy statement/prospectus to its stockholders on August 11, 2021. A proxy statement/prospectus will be sent to all Osprey stockholders. Osprey also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Osprey are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Osprey through the website maintained by the SEC at www.sec.gov.

The documents filed by Osprey with the SEC also may be obtained free of charge at Osprey’s website at https://www.osprey-technology.com or from Osprey upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103.

Participants in Solicitation

Osprey and BlackSky and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Osprey’s stockholders in connection with the proposed transactions. Osprey’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Osprey in Osprey’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 12, 2021, and in Osprey’s registration statement on Form S-4, which was filed by Osprey with the SEC in connection with the business combination on May 13, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Osprey’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which was filed by Osprey with the SEC in connection with the business combination on May 13, 2021, as amended on June 25, 2021, July 14, 2021, and August 2, 2021.

A list of the names of such directors and executive officers and information regarding their interests in the transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.